UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment Number 1

BLUEARC MULTI-STRATEGY FUND

(Name of Subject Company (Issuer))

BlueArc Multi-Strategy Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

09609J104

(CUSIP Number of Class of Securities)

Ronald Zazworsky, Jr.

BlueArc Capital Management LLC

One Buckhead Plaza

3060 Peachtree Road, Suite 1600

Atlanta, GA 30305

(404) 419-6130 x100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 S. High St., Suite 1700

Columbus, OH 43215

(614) 469-3265

September 1, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$15,000,000 (a)	$1,738.50 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,738.50	Filing Party: BlueArc Multi-Strategy Fund
Form or Registration No.: SC TO-I	Date Filed: September 6, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Amendment No. 1 (the "Amendment") relates to the Tender Offer Statement by Issuer on Schedule TO (the "Statement") originally filed on September 6, 2017 by Bluearc Multi-Strategy Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $15,000,000 of shares of beneficial interest on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”).  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This Amendment to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended:

The Board of Trustees of the Fund has approved the liquidation of the Fund. In connection with the pending liquidation of the Fund, the Board has determined to cancel the Offer in accordance with the terms thereof. Additional information regarding the liquidation of the Fund and the anticipated distribution of the Fund's assets to investors is set forth in the Supplement to Private Placement Memorandum filed with the SEC on October 12, 2017 (accession no. 0001580642-17-005529), which will be distributed to shareholders in the Fund contemporaneously with the filing of this Amendment.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Interests.

(a)(2)-(4).	Not Applicable.
(a)(5).	Supplement dated October 12, 2017 to Private Placement Memorandum, dated September 1, 2017.

(b)-(h).	Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BlueArc Multi-Strategy Fund

By:	/s/ Ronald Zazworsky, Jr.
Name: Ronald Zazworsky, Jr.
Title: President

October 13, 2017

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EXHIBIT INDEX

EXHIBITS

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(ii).	Offer to Purchase.*

(a)(1)(iii).	Form of Letter of Transmittal.*

(a)(1)(iv).	Form of Notice of Cancellation of Tender.*

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Interests.*

(a)(2)-(4).	Not Applicable.
(a)(5).	Supplement dated October 12, 2017 to Private Placement Memorandum, dated September 1, 2017.**

(b)-(h).	Not Applicable.

* Previously filed as an exhibit to the Tender Offer Statement by Issuer on Schedule TO on September 6, 2017.

** Previously filed on October 12, 2017 (accession no. 0001580642-17-005529).

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